Formation

SUPPL

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Permitting Progress Update

Vancouver, B.C., August 16, 2006, Formation Capital Corporation, (Formation, FCO-TSX), announced today that its wholly owned subsidiary, Formation Capital Corporation, U.S. ("the Company") headquartered in Salmon, Idaho, has been making steady progress on its permitting efforts for its 100% owned Idaho Cobalt Project (ICP).

Since the final Mine Plan of Operations (MPO) was submitted to the permitting agencies in early June, comments have been received back from the United States Forest Service (FS). These comments, none of which are considered to be of major consequence to the MPO, were quickly addressed and any requests for additional information by the permitting agencies were promptly provided.

The FS's Environmental Impact Statement (EIS) team is now evaluating the effects the operation will have on the environment. Following the effects analysis and the FS's review of the alternatives to the MPO, the FS, in conjunction with the other agencies, will choose the "preferred alternative" and complete the Draft EIS (DEIS) to the satisfaction of the concerns of the permitting agencies. The preferred alternative is the mine plan favored by the agencies over the various alternatives outlined in the Mine Plan of Operations. The DEIS is the precursor to the Final Environmental Impact Statement (FEIS) and is a public document demonstrating the permitting agencies' preferred alternative.

In late May the Company formally notified the Environmental Protection Agency that it will work with the EPA to obtain what is commonly called an NPDES (National Pollutant Discharge Elimination System) permit. We are pleased to report that progress on this application for the NPDES permit has been better than expected and a draft permit is expected before the end of the month. As such, the application for this significant permit relating to water discharge, is not expected to delay the issuance of the DEIS. As noted in a previous Company news release dated May 26, 2006, the water that will be discharged under the permit will be of considerable greater purity than required by any applicable Federal and State water quality standards and will help to restore water quality in the basin. Further information on the progress of the permitting efforts will be released when available.

The Idaho Cobalt Project is a unique high-grade, primary cobalt deposit that is metallurgically favorable for the production of high purity cobalt products. The U.S.A. is one of the largest world consumers of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.